SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 1998 and 1997


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                        Commission file number 333-03959


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
                         SAVINGS AND INVESTMENT PROGRAM


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              NORTHROP GRUMMAN CORPORATION
                                1840 Century Park East
                             Los Angeles, California 90067

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      NORTHROP GRUMMAN ELECTRONIC SENSORS &
                                      SYSTEMS DIVISION SAVINGS AND
                                      INVESTMENT PROGRAM


                                    /s/ Alan M. Roth
                                    -------------------------------------
Dated: June 29, 1999           By   Alan M. Roth
                                    Vice President Taxes and Benefits Compliance

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  4


FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits and
    Supplemental Information by Fund as of December 31, 1998
    and 1997                                                                  5

  Statement of Changes in Net Assets Available for Plan Benefits
    and Supplemental Information by Fund for the Year Ended
    December 31, 1998                                                         3

  Notes to Financial Statements                                            14-20


SUPPLEMENTAL SCHEDULES:

  Item 27a - Assets Held for Investment Purposes as of December 31, 1998

  Item 27d - Reportable Transactions for the Year Ended
    December 31, 1998 - Series Transactions When Aggregated, in Excess of the Current Value of Assets

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
  Northrop Grumman Electronic Sensors &
  Systems Division Savings and Investment Program:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Electronic Sensors & Systems Division Savings and Investment Program (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998, and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 24, 1999

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                 ------------------------------------------------------------------------------
                                                                 Fidelity                                JPM            JPM
                                                                 Growth &       American           Institutional  Institutional
                                                       Janus     Income         Century            Diversified    International
                                                       Fund      Portfolio      Ultra Investors    Fund           Equity Fund

ASSETS:
  Investments, at fair value (Note B):
    Temporary investments                         $       -      $          1   $       -          $       -      $     -
    Shares of registered investment companies:
      Janus Fund                                    58,608,091
      Fidelity Growth & Income Portfolio                          100,267,634
      Twentieth Century Ultra Investors
      JPM Institutional Diversified Fund                                          66,792,189
      JPM Institutional International Equity Fund                                                     5,773,854
      BT Investment Lifecycle Short Range Fund                                                                      6,336,464
      BT Investment Lifecycle Mid Range Fund
      BT Investment Lifecycle Long Range Fund
      BT Investment Equity 500 Index Fund
    U.S. governmental obligations
    Corporate obligations
    Corporate stocks

  Investments, at contract value (Note C) -
    Guaranteed insurance contracts

  Participant loans
                                                  ------------   ------------   -------------      -------------  -----------
          Total investments                         58,608,091   100,267,635      66,792,189           5,773,854    6,336,464
                                                  ------------   ------------   -------------      -------------  -----------
  Other receivables:
    Contribution Receivable - Employer                   4,088         7,621           4,909                 611          469
    Contribution Receivable - Employee                  15,914        25,325          17,353               1,667        1,904
    Due from broker for securities sold                110,171       149,034          89,185               6,359          336
    Interest and dividends receivable
                                                  ------------   ------------   -------------      -------------  -----------
         Total assets                               58,738,264    100,449,255      66,903,636          5,782,491    6,339,173
                                                  ------------   ------------   -------------      -------------  -----------
LIABILITIES -
  Due to broker for securities purchased
                                                  ------------   ------------   -------------      -------------  -----------
DUE (TO) FROM OTHER FUNDS
                                                  ------------   ------------   -------------      -------------  -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                   $ 58,738,264   $100,449,255   $  66,903,636      $   5,782,491  $ 6,339,173
                                                  ============   ============   =============      =============  ===========

See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS    (Continued)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                 Supplemental Information by Fund
                                                  -----------------------------------------------------------------------------
                                                       BT             BT             BT
                                                  Investment     Investment     Investment               BT
                                                  Lifecycle      Lifecycle      Lifecycle           Investment
                                                  Short Range    Mid Range      Long Range          Equity 500    Fixed Income
                                                  Fund           Fund           Fund                Index Fund    Fund
ASSETS:
  Investments, at fair value (Note B):            $              $              $                  $              $
    Temporary investments
    Shares of registered investment companies:
      Janus Fund
      Fidelity Growth & Income Portfolio
      Twentieth Century Ultra Investors
      JPM Institutional Diversified Fund
      JPM Institutional International Equity Fund
      BT Investment Lifecycle Short Range Fund      3,559,353
      BT Investment Lifecycle Mid Range Fund                       4,760,057
      BT Investment Lifecycle Long Range Fund                                     7,567,638
      BT Investment Equity 500 Index Fund                                                            89,992,755
    U.S. governmental obligations
    Corporate obligations
    Corporate stocks

  Investments, at contract value (Note C) -
    Guaranteed insurance contracts

  Participant loans
                                                  ------------   ------------   -------------      -------------  -----------
          Total investments                         3,559,353      4,760,057      7,567,638          89,992,755
                                                  ------------   ------------   -------------      -------------  -----------
  Other receivables:
    Contribution Receivable - Employer                    290            413            747               5,562         --
    Contribution Receivable - Employee                  1,120          1,633          2,678              21,219         --
    Due from broker for securities sold
    Interest and dividends receivable
                                                  ------------   ------------   -------------      -------------  -----------
         Total assets                               3,560,763      4,762,103      7,571,063          90,019,536
                                                  ------------   ------------   -------------      -------------  -----------
LIABILITIES -
  Due to broker for securities purchased               17,960         28,249         30,163              94,616
                                                  ------------   ------------   -------------      -------------  -----------
DUE (TO) FROM OTHER FUNDS                              17,960         28,249         30,163              94,616
                                                  ------------   ------------   -------------      -------------  -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                   $ 3,542,803    $ 4,733,854    $ 7,540,900        $ 89,924,920   $
                                                  ============   ============   =============      =============  ===========

See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS    (Continued)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                  Westinghouse   Fixed Income  Northrop     Northrop      Cash
                                                  Common         Contract      Grumman      Grumman       Disbursement
                                                  Stock Fund     Fund          Fund         Loan Fund     Account       Total
ASSETS:
  Investments, at fair value (Note B):
    Temporary investments                         $    518,679    $            $    4,568   $             $  188,658    $    711,906
    Shares of registered investment companies:
      Janus Fund                                                                                                          58,608,091
      Fidelity Growth & Income Portfolio                                                                                 100,267,634
      Twentieth Century Ultra Investors                                                                                   66,792,189
      JPM Institutional Diversified Fund                                                                                   5,773,854
      JPM Institutional International Equity Fund                                                                          6,336,464
      BT Investment Lifecycle Short Range Fund                                                                             3,559,353
      BT Investment Lifecycle Mid Range Fund                                                                               4,760,057
      BT Investment Lifecycle Long Range Fund                                                                              7,567,638
      BT Investment Equity 500 Index Fund                                                                                 89,992,755
    U.S. governmental obligations
    Corporate obligations                           75,460,515                  1,924,943                                 77,385,458
    Corporate stocks

  Investments, at contract value (Note C) -                        392,637,208                                           392,637,208
    Guaranteed insurance contracts

  Participant loans                                                                           21,121,581                  21,121,581
                                                   -----------    ------------ ----------     ----------    --------    ------------
          Total investments                         75,979,194     392,637,208  1,929,511     21,121,581     188,658     835,514,188
                                                   -----------    ------------ ----------     ----------    --------    ------------
  Other receivables:
    Contribution Receivable - Employer                   --             51,250      1,413          --          --             77,013
    Contribution Receiable - Employee                    --            149,186      3,831          --          --            241,830
    Due from broker for securities sold                147,057                                                               502,142
    Interest and dividends receivable                    2,699                         74            10       2,341            5,124
                                                   -----------    ------------ ----------     ----------    --------    ------------

         Total assets                               76,128,950     392,837,644  1,934,829     21,121,591     190,999     836,340,297
                                                   -----------    ------------ ----------     ----------    --------    ------------
LIABILITIES -
  Due to broker for securities purchased                               561,624                                               732,612
                                                  -----------     ------------ ----------     ----------    --------    ------------
DUE (TO) FROM OTHER FUNDS                                              561,624                                               732,612
                                                  -----------     ------------ ----------     ----------    --------    ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                   $76,128,950     $392,276,020 $1,934,829     21,121,591    $190,999    $835,607,685
                                                  ===========     ============ ==========     ==========    ========    ============

See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                 ------------------------------------------------------------------------------
                                                                 Fidelity                                JPM            JPM
                                                                 Growth &       Twentieth          Institutional  Institutional
                                                       Janus     Income         Century            Diversified    International
                                                       Fund      Portfolio      Ultra Investors    Fund           Equity Fund
ASSETS:
  Investments, at fair value (Note B):
    Temporary investments                         $       -      $       -      $       -          $       -      $     -
    Shares of registered investment companies:
      Janus Fund                                    35,989,067
      Fidelity Growth & Income Portfolio                           75,890,290
      Twentieth Century Ultra Investors
      JPM Institutional Diversified Fund                                          45,587,669
      JPM Institutional International Equity Fund                                                     4,583,613
      BT Investment Lifecycle Short Range Fund                                                                      4,571,899
      BT Investment Lifecycle Mid Range Fund
      BT Investment Lifecycle Long Range Fund
      BT Investment Equity 500 Index Fund
    U.S. governmental obligations
    Corporate obligations
    Corporate stocks

  Investments, at contract value (Note C) -
    Guaranteed insurance contracts

  Participant loans
                                                  ------------   ------------   -------------      -------------  -----------
          Total investments                         35,989,067    75,890,290      45,587,669           4,583,613    4,571,899

  Contributions receivable:
    Employer
    Employee
  Other receivables:
    Loan repayments and interest receivable             14,006        21,570          18,301                  98          120
    Due from broker for securities sold                  7,959         4,626          85,780                  82
    Interest and dividends receivable                        1
    Other receivables
                                                  ------------   ------------   -------------      -------------  -----------

         Total assets                               36,011,033    75,916,486      45,691,750           4,583,793    4,572,019

LIABILITIES -
  Due to broker for securities purchased                                                                                  220

DUE (TO) FROM OTHER FUNDS                              (21,965)      (26,195)       (104,081)               (180)        (101)
                                                  ------------   ------------   -------------      -------------  -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                   $ 35,989,068   $ 75,890,291   $  45,587,669      $   4,583,613  $ 4,571,900
                                                  ============   ============   =============      =============  ===========

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS    (Continued)
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                 Supplemental Information by Fund
                                                  -----------------------------------------------------------------------------
                                                       BT             BT             BT
                                                  Investment     Investment     Investment               BT
                                                  Lifecycle      Lifecycle      Lifecycle           Investment
                                                  Short Range    Mid Range      Long Range          Equity 500    Fixed Income
                                                  Fund           Fund           Fund                Index Fund    Fund
ASSETS:
  Investments, at fair value (Note B):            $              $              $                  $              $  9,558,475
    Temporary investments
    Shares of registered investment companies:
      Janus Fund
      Fidelity Growth & Income Portfolio
      Twentieth Century Ultra Investors
      JPM Institutional Diversified Fund
      JPM Institutional International Equity Fund
      BT Investment Lifecycle Short Range Fund      1,917,318
      BT Investment Lifecycle Mid Range Fund                       3,305,934
      BT Investment Lifecycle Long Range Fund                                     5,075,848
      BT Investment Equity 500 Index Fund                                                            65,343,237
    U.S. governmental obligations                                                                                    8,733,161
    Corporate obligations                                                                                           16,254,722
    Corporate stocks

  Investments, at contract value (Note C) -                                                                        318,017,198
    Guaranteed insurance contracts

  Participant loans
                                                  ------------   ------------   -------------      -------------  -----------
          Total investments                         1,917,318      3,305,934      5,075,848          65,343,237    352,563,556

  Contributions receivable:
    Employer
    Employee
  Other receivables:
    Loan repayments and interest receivable                 60           133             167              33,695       140,407
    Due from broker for securities sold                                   82
    Interest and dividends receivable                                                                                  286,554
    Other receivables                                                                                                  148,088
                                                  ------------   ------------   -------------      -------------  -----------
         Total assets                               1,917,378      3,306,149      5,076,015          65,376,932    353,138,605

LIABILITIES -
  Due to broker for securities purchased                   60                        10,247              31,612         44,236

DUE (TO) FROM OTHER FUNDS                                  (1)          (215)        10,081              (2,082)        61,930
                                                  ------------   ------------   -------------      -------------  -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                   $ 1,917,317    $ 3,305,934    $ 5,075,849        $ 65,343,238   $353,156,299
                                                  ============   ============   =============      =============  ===========

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS    (Continued)
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                  Westinghouse   Northrop     Northrop      Cash
                                                  Common         Grumman      Grumman       Disbursement
                                                  Stock Fund     Fund         Loan Fund     Account        Total
ASSETS:
  Investments, at fair value (Note B):
    Temporary investments                         $  743,345     $   11,152   $     -       $248,117       $ 10,561,089
    Shares of registered investment companies:                                                               35,989,067
      Janus Fund                                                                                             75,890,290
      Fidelity Growth & Income Portfolio                                                                     45,587,669
      Twentieth Century Ultra Investors                                                                       4,583,613
      JPM Institutional Diversified Fund                                                                      4,571,899
      JPM Institutional International Equity Fund                                                             1,917,318
      BT Investment Lifecycle Short Range Fund                                                                3,305,934
      BT Investment Lifecycle Mid Range Fund                                                                  5,075,848
      BT Investment Lifecycle Long Range Fund                                                                65,343,237
      BT Investment Equity 500 Index Fund                                                                     8,733,161
    U.S. governmental obligations                                                                            16,254,722
    Corporate obligations                           75,242,557     1,295,245                                 76,537,802
    Corporate stocks

  Investments, at contract value (Note C) -                                                                 318,017,198
    Guaranteed insurance contracts

  Participant loans                                                             20,780,086                   20,780,086
                                                  -----------     ----------   -----------  --------      ------------
          Total investments                         75,985,902     1,306,397    20,780,086   248,117        693,148,933

  Contributions receivable:
    Employer
    Employee
  Other receivables:
    Loan repayments and interest receivable                            9,280      (227,256)     (229)            10,352
    Due from broker for securities sold                                            235,257                      333,786
    Interest and dividends receivable                    3,302            87                   1,984            291,928
    Other receivables                                                                          2,942            151,030
                                                  -----------     ----------   -----------  --------      ------------
         Total assets                               75,989,204     1,315,764    20,788,087   252,814        693,936,029

LIABILITIES -
  Due to broker for securities purchased                               5,971         7,100   (74,977)           24,469

DUE (TO) FROM OTHER FUNDS                              (2,301)          (123)         (901)    7,100           (78,832)
                                                  -----------     ----------   -----------  --------      ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                   $75,986,903     $1,309,670   $20,780,086  $334,891      $693,832,728
                                                  ===========     ==========   ===========  ========      ============

See notes to financial statements.
                                      -10-

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                 ------------------------------------------------------------------------------
                                                                Fidelity                                JPM            JPM
                                                                Growth &        American           Institutional  Institutional
                                                       Janus    Income          Century            Diversified    International
                                                       Fund     Portfolio       Ultra Investors    Fund           Equity Fund

Net appreciation (depreciation) in
    fair value of investments                     $13,660,291   $ 16,347,032    $10,633,877        $  352,680     $ 449,891
Investment income:
    Interest and other income                                            (98)                                             2
    Dividends                                       1,536,273      5,278,878      5,623,569           508,623        180,377
                                                 ------------   ------------   -------------      -------------  -----------
      Total investment income                      15,196,564     21,625,812     16,257,446           861,303        630,270
                                                 ------------   ------------   -------------      -------------  -----------
CONTRIBUTIONS
   Employer                                         1,038,579      1,685,581      1,346,632           140,662        169,495
   Employee                                         4,022,680      6,836,993      4,721,342           524,897        655,931
   Loan repayment                                     744,071      1,164,718      1,081,754           105,632         97,070
   Other
                                                 ------------   ------------   -------------      -------------  -----------
      Total contributions                           5,805,330      9,687,292      7,149,728           771,191        992,496
                                                 ------------   ------------   -------------      -------------  -----------
      Total additions                              21,001,894     31,313,104     28,407,174         1,632,494      1,552,766

DEDUCTIONS:
   Benefits paid to participants                    1,630,135      3,262,620      2,101,996          149,783         218,123
   Administrative expenses
   Loan withdrawals                                   458,266       778,045         683,401           50,859          52,434
                                                 ------------   ------------   -------------      -------------  -----------
      Total deductions                              2,088,401     4,040,665       2,785,397          200,642         270,557
                                                 ------------   ------------   -------------      -------------  -----------
TRANSFERS BETWEEN FUNDS                             3,835,703    (2,713,475)        694,190         (232,974)        485,064
                                                 ------------   ------------   -------------      -------------  -----------
NET INCREASE (DECREASE)                            22,749,196    24,358,964      21,315,967        1,198,878       1,767,273

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS
   Beginning of year                               35,989,068    75,890,291      45,587,669        4,583,613      4,571,900
                                                 ------------   ------------   -------------      -------------  -----------
   End of year                                    $58,738,264  $100,449,255     $66,903,636       $5,782,491     $6,339,173
                                                 ============   ============   =============      =============  ===========

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS    (Continued)
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                       BT             BT             BT
                                                  Investment     Investment     Investment               BT
                                                  Lifecycle      Lifecycle      Lifecycle           Investment
                                                  Short Range    Mid Range      Long Range          Equity 500    Fixed Income
                                                  Fund           Fund           Fund                Index Fund    Fund
Net appreciation (depreciation in
    fair value of investments)                    $   (58,716) $   (427,732)   $  (597,565)       $16,703,665    $(104,720)
Investment income:
    Interest and other income                                                                                      817,446
    Dividends                                         397,938     1,055,256      1,769,296          2,474,010
                                                 ------------   ------------   -------------      -------------  -----------
      Total investment income                         339,222       627,524      1,171,731         19,177,675      712,726
                                                 ------------   ------------   -------------      -------------  -----------
CONTRIBUTIONS
   Employer                                            57,653        96,621        167,463          1,431,821
   Employee                                           203,234       408,360        585,615          5,335,751
   Loan repayment                                      54,266        57,971        104,868          1,044,245
                                                 ------------   ------------   -------------      -------------  -----------
      Total contributions                             315,153       562,952        857,946          7,811,817
                                                 ------------   ------------   -------------      -------------  -----------
      Total additions                                 654,375     1,190,476      2,029,677         26,989,492

DEDUCTIONS:
   Benefits paid to participants                      130,142       151,374        242,228          2,771,886
   Administrative expenses                                                                                           7,662
   Loan withdrawals                                    24,303        52,053         76,255            952,897
                                                 ------------   ------------   -------------      -------------  -----------
      Total deductions                                154,445       203,427        318,483          3,724,783        7,662
                                                 ------------   ------------   -------------      -------------  -----------
TRANSFERS BETWEEN FUNDS                             1,125,556       440,871        753,857          1,316,973   353,861,363
                                                 ------------   ------------   -------------      -------------  -----------
NET INCREASE (DECREASE)                             1,625,486     1,427,920      2,465,051         24,581,682

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS
   Beginning of year                                1,917,317     3,305,934      5,075,849         65,343,238   353,156,299
                                                 ------------   ------------   -------------      -------------  -----------
   End of year                                     $3,542,803    $4,733,854     $7,540,900        $89,924,920          -
                                                 ============   ============   =============      =============  ===========

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS    (Continued)
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                  Westinghouse   Fixed Income   Northrop    Northrop      Cash
                                                  Common         Contract       Grumman     Grumman       Disbursement
                                                  Stock Fund     Fund           Fund        Loan Fund     Account     Total

                                                 ------------------------------------------------------------------------------
Net appreciation (depreciation in
    fair value of investments)                    $  8,096,375  $  24,391,970  $(696,294)  $          $              $ 88,750,754
Investment income:
    Interest and other income                           34,485        174,372        978    1,769,564     (16,969)      2,779,780
    Dividends                                                                         10                    9,854      18,834,084
                                                   ------------   -----------   ---------  ----------   ----------   ------------
      Total investment income                        8,130,860     24,566,342   (695,306)   1,769,564      (7,115)    110,364,618
                                                   ------------   -----------   ---------  ----------   ----------   ------------
CONTRIBUTIONS
   Employer                                             (1,841)     7,443,607    332,685               55,030,783      68,939,741
   Employee                                             (3,303)    34,216,122    800,245              (44,721,928)     13,585,939
   Loan repayment                                                   6,692,057    201,422  (11,347,960)      3,320           3,434
   Other                                                                                                   (2,830)         (2,830)
                                                   ------------   -----------   ---------  ----------   ----------   ------------
      Total contributions                               (5,144)    48,351,786  1,334,352  (11,347,960) 10,309,345      82,526,284
                                                   ------------   -----------   ---------  ----------   ----------   ------------
      Total additions                                8,125,716     72,918,128    639,046   (9,578,396) 10,302,230     192,890,902
                                                   ------------   -----------   ---------  ----------   ----------   ------------
DEDUCTIONS:
   Benefits paid to participants                     2,237,793     26,460,138     13,609      411,885     113,477      39,895,189
   Administrative expenses                                            362,758                                             370,420
   Loan withdrawals                                    630,496      6,573,435             (10,332,445) 10,332,645      10,332,644
                                                   ------------   -----------   ---------  ----------   ----------   ------------
      Total deductions                               2,868,289     33,396,331     13,609   (9,920,560) 10,446,122      50,598,253
                                                   ------------   -----------   ---------  ----------   ----------   ------------
TRANSFERS BETWEEN FUNDS                             (5,115,380)   352,754,223       (278)        (659)                   (517,692)
                                                   ------------   -----------   ---------  ----------   ----------   ------------
NET INCREASE (DECREASE)                                142,047    392,276,020    625,159      341,505    (143,892)    141,774,957

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS
   Beginning of year                                75,986,903                  1,309,670  20,780,086     334,891     693,832,728
                                                   ------------   -----------   ---------  ----------   ----------   ------------
   End of year                                    $ 76,128,950   $392,276,020  $1,934,829 $21,121,591  $  190,999    $835,607,685
                                                   ============  ============  ========== ===========  ===========   ============

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS DIVISION
SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

A.  DESCRIPTION OF THE PLAN

    The following description of the Northrop Grumman Electronic Sensors and Systems Division Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a qualified profit sharing and employee stock ownership plan sponsored by the former Electronic Sensors & Systems Division of Northrop Grumman Corporation (the "Company"). The Plan was established on March 1, 1996 and covers all regular employees who are citizens of the United States of America or resident aliens and are not covered by another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    The Plan was established by the Company as a successor to the Westinghouse Savings Program (the "Predecessor Plan"), maintained by Westinghouse Electric Corporation ("Westinghouse") for the benefit of employees who were employed by the Westinghouse Electronic Systems Group as of February 29, 1996 and became employees of the Company as of March 1, 1996, and any other subsequent eligible employees of the Company. Plan participants should refer to the plan agreement.

    Contributions - Plan participants may contribute between 2% and 20% of eligible compensation, in increments of 1% on an after-tax basis, a pre-tax basis, or a combination thereof. As of the end of each month, for each dollar a participant contributes, the Company makes a matching contribution of $0.50, subject to a maximum Company matching contribution of 3% of eligible compensation for that month.

    A participant other than a terminated participant who has received a rollover distribution from a qualified defined contribution plan or a distribution from an individual retirement account may elect to roll over not more than the cash value of the distribution, less any amount attributable to the participant's after-tax contributions, to his or her Standard account within 60 days of receipt of such distribution. The participant may elect to invest any amount rolled over or transferred to the Plan in any of the investment options available in increments of 1%.

    Participant Accounts - A separate account is maintained for each participant, each of which has subaccounts. After-tax contributions are allocated to the participant's Standard Account, and pre-tax contributions are allocated to the participant's Tax-Deferred Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account ("Matching Account"). Assets of the trust are valued daily, and take into account earnings and losses of the trust along with appreciation or depreciation, expenses and distributions.

    Vesting - Plan participants are 100% vested in, and have a nonforfeitable right to, the balance of their Standard and Tax-Deferred accounts at all times. Plan participants as of March 1, 1996 who had a 100% vested interest in their accounts under the Predecessor Plan as of February 29, 1996 shall be 100% vested in their Company Matching Contribution Accounts as of March 1, 1996. All other plan participants who were not fully vested as of March 1, 1996 in their Company Matching Contribution Accounts will not be vested in any portion of their Company Matching Contribution Accounts until they accrue five years of service, at which time they become 100% vested in and have a nonforfeitable right to their Company Matching Contribution Accounts. Company Matching Contribution Accounts become 100% vested upon retirement or death.

    Investment Options - Upon enrollment in the Plan, each participant may direct that his or her accounts, in 1% increments, be invested in any of the following 11 investment funds:

      Janus Fund
      Fidelity Growth & Income Portfolio
      Twentieth Century Ultra Investors
      JPM Institutional Diversified Fund
      JPM Institutional International Equity Fund
      BT Investment Lifecycle Short Range Fund
      BT Investment Lifecycle Mid Range Fund
      BT Investment Lifecycle Long Range Fund
      BT Investment Equity 500 Index Fund
      Fixed Income Fund
      Northrop Grumman Fund

    The Westinghouse Common Stock Fund was transferred from the Predecessor Plan. This fund was frozen, and no employee contributions have been allowed since the transfer.

    Participant Notes Receivable - Participants may borrow from their fund accounts a minimum of $1,000, in $100 increments, equal to the lessor of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their account balance. A participant may not have more than two outstanding loans at any given time. Loan transfers are treated as a transfer to (from) the investment fund from (to) the loan fund. Loans may be prorated across all investment funds or directed against specific funds based on the participant's request. Loans are secured by the balance in the participant's account and bear interest determined at the Bankers Trust prime interest rate on the close of business on the last business day of the preceding calendar month plus 1%. Repayments are made from monthly payroll deductions over a period of 6 to 60 months, in increments of 6 months.

    Payment of Benefits - On termination of service due to retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly or annual installments, the amount of which is determined by the participant at retirement. A retired participant may cancel or change such election at any time, and may also elect a partial distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum amount, or leave his or her vested account in the plan if he or she has not yet reached normal retirement age; however, amounts must be withdrawn in a lump sum by the terminated participant's normal retirement age. Death benefits for active participants are to be paid to the designated beneficiary in a lump sum, or, if the designated beneficiary is also the surviving spouse, he or she may elect to leave the vested balance in the Plan and be treated as the retired participant. Death benefits for terminated employees are paid in a lump sum to the designated beneficiary.

    Withdrawals - A vested participant is permitted to make a withdrawal for any reason from his or her Standard or Matching Account. A vested participant is permitted to make a withdrawal for any reason from his or her Tax-Deferred Account upon the attainment of age 59-1/2, or prior to the attainment of age 59-1/2 in the case of hardship (as described in the plan document). A nonvested participant is permitted to make a withdrawal for any reason from the portion of his or her Standard Account which represents contributions that were not matched by contributions in the Matching Account. A nonvested participant is permitted to make a withdrawal from that portion of his or her Standard Account which represents contributions that were not matched by contributions in the Matching Account only in the case of hardship. A nonvested participant is permitted to make a withdrawal from his or her Tax-Deferred Account in the case of hardship. A nonvested participant is not permitted to make a withdrawal from the Matching Account.

    Forfeited Accounts - Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the plan. Employer contributions were reduced by $183,411 and $201,792 from forfeited nonvested accounts in 1998 and 1997, respectively.

B.  SUMMARY OF ACCOUNTING POLICIES

    Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based on quoted market prices except for its investments in insurance and investment contracts, which are valued at contract value (see Note C). Participant notes receivable are valued at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Plan are added to the cost of the securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the trustees deem equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account of the Plan.

    Payment of Benefits - Benefits are recorded when paid. As of December 31, 1998, benefits payable to particpants are $292,155. There were no benefits payable to participants as of December 31, 1997.

C.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

    All investment and insurance contracts held by the Plan are considered to be fully benefit - responsive and, therefore, are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

    The following information is disclosed for the investment and insurance contracts within the Northrop Grumman Stable Value Master Trust (the "Master Trust") as of December 31, 1998, and the Fixed Income Contract Fund as of December 31, 1997 (in millions):

                                                       1998                1997

       Contract value of assets:                       $1,299            $ 318
       Fair value of assets:                           $1,343            $ 337
       Average yield of assets on December 31:               %            6.72 %
       Crediting interest rate of assets at
         December 31:                                   7.08 %            5.95 %
       Duration:                                  2.58 years        2.90 years

D.  INVESTMENTS

    Except for its insurance and investment contracts (see Note C), the Plan's investments as of December 31, 1998 and 1997, are stated at fair value as determined by quoted market prices.

    On January 1, 1998, Northrop Grumman Corporation pooled all of the insurance and investment contracts for the Northrop Grumman Corporation Savings and Investment Plan Master Trust, the Northrop Grumman Master Trust, and the contracts held by the Northrop Grumman Electronic Sensors and Systems Division Savings and Investment Program into the Northrop Grumman Stable Value Master Trust.

    Investments held at contract value in the Master Trust as of December 31, 1998 are as follows (in thousands):

      Guaranteed and Bank Investment Contracts                      $1,298,790
      Northrop Retirement Savings Temporary Investment Fund             60,090
      Accrued Income                                                       113
                                                                    ----------
      Total                                                         $1,358,993
                                                                    ----------

    The Plan's investment in the Master Trust as of December 31, 1998 is as follows (in thousands):

      Contract Value of Guaranteed and Bank Investment Contracts    $  392,637
      Net securities sales pending settlement                             -
                                                                    ----------
         Total                                                      $  392,637
                                                                    ----------

      Percentage of ownership                                           28.89%

    Investment income in the Master Trust was $ 91,158,197 for the year ended December 31, 1998.

E.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

F.  TAX STATUS

    The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, (the "IRC") as amended, and to include a qualified cash or deferred arrangement under Section 401(k) of the IRC. The Company believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.


                                     ******

NORTHROP GRUMMAN CORPORATION ELECTRONIC SENSORS &
SYSTEMS SAVINGS AND INVESTMENT PROGRAM

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------


(a)           (b)                                (c)                                   (d)            (e)
                                     Description of Investment,
                                     Including Maturity Date,
   Identity of Issue, Borrower       Rate of Interest, Collateral,                                   Current
     Lessor or Similar Party         Par or Maturity Value                             Cost          Value

                                     711,906 Shares of participation in the
*  Bankers Trust                     Pyramid Directed Account Cash Fund          $     711,906    $    711,906

                                     21,121,580 Shares of participation in the
*  Northrop Grumman                  ESSD Loan Fund                                 21,121,581     21,121,581

                                    1,999,168 Shares of participation in the Ultra
*  American Century Mutual Funds    Fund Investment                                 58,778,559     66,792,189

                                    576,951 Shares of participation in the Large
*  Bankers Trust                    Cap Equity Fund (Equity 500)                    63,483,077     89,992,755

                                    343,236 Shares of participation in the
*  Bankers Trust                    Lifecycle Short Range Fund                       3,704,483      3,559,353

                                    451,190 Shares of participation in the
*  Bankers Trust                    Lifecycle Mid Range Fund                         5,168,145      4,760,057

                                    611,279 Shares of participation in the
*  Bankers Trust                    Lifecycle Long Range Fund                        7,935,833      7,567,638

*  CBS Corp                         2,299,714 Shares of participation in the COM    40,075,797     75,460,515

                                    2,187,339 Shares of particiption in the
*  Fidelity                         Growth & Income                                 72,611,910    100,267,634

                                    415,087 Shares of participation in the
*  JPM                              Institutional Diversified Fund                   5,281,833      5,773,854

                                    533,822 Shares of participation in the
*  JPM                              Institutional Funds - Int'l Equity Fund          8,154,721      6,336,464

                                    1,741,697 Shares of participation in the FD
*  Janus Fund                       Income Fund                                     46,726,583     58,608,091

                                    26,324 Shares of participation in the
*  Northrop Grumman                 Corporate Stock                                  2,374,184      1,924,943

*  Primco Capital Management        Fixed Income Contract fund                     392,537,208    392,637,208
                                                                                  ------------   ------------
                     Total                                                        $928,665,820   $835,514,188
                                                                                  ============   ============
   *  Party-In-Interest

NORTHROP GRUMMAN CORPORATION ELECTRONIC SENSORS &
SYSTEMS SAVINGS AND INVESTMENT PROGRAM

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
SERIES TRANSACTIONS, WHEN AGGREGATED, IN EXCESS OF 5% OF THE CURRENT VALUE
OF ASSETS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


          (a)                           (b)                      (c)           (d)          (g)            (h)                (i)
                                                                                                      Current Value           Net
  Identity of Party                 Description               Purchase       Selling      Cost of       of Assets            Gain
       Involved                       of Asset                  Price         Price        Asset      Transaction Date      (Loss)

Bankers Trust             Directed Cash Account             $ 92,587,217                $92,587,217
Bankers Trust             Directed Cash Account                           $96,936,402    96,936,402   $ 96,936,402
Bankers Trust             Large Cap Equity Fund (Equity 50)   21,971,264                 21,971,264
Bankers Trust             Large Cap Equity Fund (Equity 50)                14,025,413    10,732,698     14,025,413        3,292,715
Bankers Trust             Growth & Income Portfolio           22,030,269                 22,030,269
Fidelity                  Growth & Income Portfolio                        13,999,958    10,907,005     13,999,958        3,092,953
Fidelity


                                                                       Exhibit 1
                                                                       ---------






                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-03959 of Northrop Grumman Corporation on Form S-8 of our report dated June 24, 1999, appearing in this Annual Report on Form 11-K of the Northrop Grumman Electronic Sensors & Systems Division Savings and Investment Program for the year ended December 31, 1998.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Los Angeles, California
June 29, 1999